# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Core Molding Technologies Inc, CIK 0001026655
CUSIP: 218683100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 800 MANOR PARK DRIVE, P O BOX 28183, COLUMBUS, Ohio (OH), 43228
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001381954

## Reporting persons
- Tieton Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Washington (WA); sole voting power 0; shared voting power 440,928; sole dispositive power 0; shared dispositive power 440,928; aggregate amount beneficially owned 440,928 (5% of the class)

## Item 1. Issuer
Name of issuer: Core Molding Technologies Inc
Address of issuer's principal executive offices: 800 Manor Park Drive, P O BOX 28183, Columbus, OH, 43228

## Item 2. Person Filing
Name of person filing: Tieton Capital Management, LLC
Address of principal business office or, if none, residence: 4700 Tieton Drive, Suite C, Yakima, WA 98908
Citizenship: Washington Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 440,928
Percent of class: 5.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 440,928
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 440,928

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tieton Capital Management, LLC: /s/ William J. Dezellem, William J. Dezellem, CFA, President (11/12/2025)